                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2000

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

     For the transition period from _______ to _______


     Commission File Number: 1-10777


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Ambac Financial Group, Inc.
                             Savings Incentive Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Ambac Financial Group, Inc.
                             One State Street Plaza
                            New York, New York 10004

                          AMBAC FINANCIAL GROUP, INC.
                            SAVINGS INCENTIVE PLAN

                Financial Statements and Supplemental Schedules

                           December 31, 2000 and 1999

                  (With Independent Auditors' Report Thereon)

                          Ambac Financial Group, Inc.
                             Savings Incentive Plan

                                 INDEX
                                 -----

                                                                                               PAGE
                                                                                               ----
       Independent Auditors' Report..........................................................       2

       Financial Statements:

          Statements of Net Assets Available for Plan Benefits as of
          December 31, 2000 and 1999.........................................................       3

          Statements of Changes in Net Assets Available for Plan Benefits
          for the years ended December 31, 2000 and 1999.....................................       4

          Notes to Financial Statements  ....................................................    5-12

       Supplemental Schedules*:


          Schedule 1 - Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as
          of December 31, 2000 ..............................................................      13

          Schedule 2 - Schedule H, Line 4 (j) - Schedule of Reportable Transactions for the
          Year Ended December 31, 2000.......................................................      14

       Signatures ...........................................................................      15


* Schedules required by Form 5500 that are not applicable have not been included.

                         Independent Auditors' Report

To the Administrator of
Ambac Financial Group, Inc. Savings Incentive Plan

We have audited the accompanying statements of net assets available for plan benefits of Ambac Financial Group, Inc. Savings Incentive Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplement Schedule H, line 4 (i) - Schedule of Assets (Held at End of Year) as of December 31, 2000 and Schedule H, line 4 (j) - Schedule of Reportable Transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 24, 2001

                          Ambac Financial Group, Inc.
                            Savings Incentive Plan
             Statements of Net Assets Available for Plan Benefits

                    Years ended December 31, 2000 and 1999



                                                          2000          1999
                                                      ------------  ------------
Assets:
Investments, at fair value (see note 3):
     Ambac Financial Group, Inc. Stock Fund           $ 15,177,980  $  8,661,520
     Mutual Funds                                       32,894,509    35,802,923
     Loans to participants                                 921,163       992,638
                                                      ------------  ------------
     Total investments                                  48,993,652    45,457,081
                                                      ------------  ------------

Receivables:
     Contributions receivable                            1,758,077     1,282,178
                                                      ------------  ------------
     Total receivables                                   1,758,077     1,282,178
                                                      ------------  ------------
       Net assets available for plan benefits         $ 50,751,729  $ 46,739,259
                                                      ============  ============

See Accompanying Notes to Financial Statements

                           Ambac Financial Group, Inc.
                             Savings Incentive Plan
         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2000 and 1999

                                                                            2000           1999
                                                                        ------------   ------------
Additions to net assets attributed to:
     Contributions:
        Employer contributions                                          $  2,154,985   $  1,792,187
        Employee contributions                                             1,828,698      1,453,551
        Rollovers                                                            208,273        570,194
                                                                        ------------   ------------
           Total contributions                                             4,191,956      3,815,932
                                                                        ------------   ------------

     Investment Income:
        Interest and dividends                                             3,451,043      2,062,081
        Net appreciation in fair value of investments (see note 3)           284,463      2,155,228
                                                                        ------------   ------------
           Total investment income                                         3,735,506      4,217,309
                                                                        ------------   ------------
           Total additions                                                 7,927,462      8,033,241
                                                                        ------------   ------------

Deductions from net assets attributed to:
        Benefit payments                                                   3,913,912      2,366,261
        Administrative expenses                                                1,080          1,067
                                                                        ------------   ------------
           Total deductions                                                3,914,992      2,367,328
                                                                        ------------   ------------

           Net increase                                                    4,012,470      5,665,913

Net assets available for plan benefits at:
        Beginning of year                                                 46,739,259     41,073,346
                                                                        ------------   ------------
        End of year                                                     $ 50,751,729   $ 46,739,259
                                                                        ============   ============

        See Accompanying Notes to Financial Statements

                          AMBAC FINANCIAL GROUP, INC.
                             SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements


(1)  Description of the Plan

     The following description of the Ambac Financial Group, Inc. Savings Incentive Plan provides only general information. Participants should refer to the Summary Plan Description or Plan document for more complete information of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan covering all regular employees of Ambac Financial Group, Inc. who have completed at least six months of service in which the employee is credited with at least 500 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          The Plan is a program designed to encourage long-term savings by eligible employees of Ambac. These savings are achieved through a systematic program of salary deferrals. The employee's salary is reduced by the amount elected to be saved on a pre-tax basis. The pre-tax "deferred" part of the employee's salary is not taxable to the employee until withdrawal. Prior to 1999, participants were able to make after-tax contributions to the Plan. Ambac is the Plan sponsor.

     (b)  Contributions

          Each participant in the Plan directs Ambac to defer on a pre-tax basis a certain percentage of his or her compensation. Employee contributions are accrued when deducted from employee pay and are invested after receipt by the Trustee. Employees may contribute to the Plan up to 15% of base compensation. Ambac makes an employer matching contribution of 50% of the first 6% of the employee's contributions. Ambac may also make a basic Profit Sharing contribution of 3% of base compensation and a supplemental Profit Sharing contribution of an additional 3% of base compensation in the subsequent year to eligible employees. All employer supplemental Profit Sharing contributions are automatically allocated to Ambac Financial Group, Inc. Common Stock. Contributions are subject to certain limitations as prescribed by the Internal Revenue Code.

                          AMBAC FINANCIAL GROUP, INC.
                             SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements

(1), Continued

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contribution and allocation of (a) Ambac's contributions, and (b) plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d)  Vesting

          Participants are immediately vested in all contributions plus actual earnings or losses thereon.

     (e)  Payments of Benefits

          On termination of employment, retirement or death, a participant or participant's beneficiary may elect to receive a lump-sum amount equal to the value of his or her account.

     (f)  Participant Loans

          Participants may borrow, subject to limitations relative to prior loans, up to one-half of their vested account balances, but not to exceed $50,000. The loan will bear a reasonable rate of interest as determined by the Plan Administrative Committee. Repayment of the loan shall be made through payroll deductions over a term not to exceed five years. However, if the loan is used to acquire a principal residence, the term of the loan may be for up to 15 years. All outstanding loans shall be due and payable at the time of any distribution of all or any portion of the value of a participant's account.

     (g)  Investments

          The Plan allows the participant to choose from a select group of investment options. Each participant may elect to have his or her investment contributions invested among the following investment accounts:

         (1)   Ambac Financial Group, Inc.  Stock Fund

               Ambac Financial Group, Inc. Stock Fund seeks to provide the potential for long-term growth through increases in the value of Ambac stock and reinvestment of its dividends.

                          AMBAC FINANCIAL GROUP, INC.
                             SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements

(1), Continued


          (2)  Vanguard Explorer Mutual Fund

               The Vanguard Explorer Mutual Fund seeks to provide long-term growth of capital by investing in the stocks of small companies (which, at the time of purchase, typically have a market value of less than $2 billion), with prospects for superior growth potential, but often provides little or no dividend income.

          (3)  Vanguard Long-Term Corporate Mutual Fund

               The Vanguard Long-Term Corporate Mutual Fund seeks to provide a high level of current income and preserve investors' principal by investing in a variety of high- or upper medium-quality and, to a lesser extent, medium-quality fixed income securities, and primarily long-term corporate bonds.

          (4)  Vanguard Prime Money Market Mutual Fund

               The Vanguard Prime Money Market Mutual Fund seeks to provide current income while maintaining liquidity and a stable share price of $1 by investing in high-quality, short-term money market instruments, including certificates of deposit, banker's acceptances, commercial paper, and other money market securities.

          (5)  Vanguard 500 Index Mutual Fund

               The Vanguard 500 Index Mutual Fund seeks to match the performance of the Standard & Poor's 500 Index, which is dominated by the stocks of large U.S. companies. The Fund attempts to replicate the target index by investing all or substantially all of its assets in the stocks that comprise the Index.

          (6)  Vanguard Windsor II Mutual Fund

               The Vanguard Windsor II Mutual Fund seeks to provide long-term growth of capital. As a secondary objective, the Fund seeks to provide some dividend income. The Fund invests primarily in large and medium-sized companies whose stocks are considered by the Fund's advisers to be undervalued. Undervalued stocks are generally those that are out of favor with investors and currently trading at prices that, the adviser feels, are below what the stocks are worth in relation to their earnings.

                          AMBAC FINANCIAL GROUP, INC.
                             SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements

(1), Continued

          (7)  Vanguard Asset Allocation Mutual Fund

               The Vanguard Asset Allocation Mutual Fund seeks to provide maximum long-term total return (share price plus income) while incurring less stock market risk than a fund made up entirely of stocks. The fund allocates its assets by investing in common stocks, bonds, and money market instruments in proportions consistent with their expected returns and risks. These proportions are changed from time to time, as market expectations shift.

          (8)  Vanguard U.S. Growth Mutual Fund

               The Vanguard U.S. Growth Mutual Fund seeks to provide long-term growth of capital by investing in large-capitalization stocks of seasoned U.S. companies with records of superior growth. The Fund chooses companies with strong positions in their markets, reasonable financial strength, and relatively low sensitivity to changing economic conditions.

          (9)  Vanguard International Growth Mutual Fund

               The Vanguard International Growth Mutual Fund seeks to provide long-term capital growth by investing mainly in the stocks of seasoned companies located outside the United States. In selecting stocks, the Fund evaluates foreign markets around the world, choosing companies in those markets with above-average growth potential.

          (10) Vanguard Total Bond Market Index Mutual Fund

               The Vanguard Total Bond Market Index Mutual Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

          (11) Vanguard Growth & Income Mutual Fund

               The Vanguard Growth & Income Mutual Fund seeks to provide a total return (capital appreciation plus dividend income) greater than the return of the Standard & Poor's 500 Index. To achieve its objective, the Fund's advisers uses computer models to select a broadly diversified group of stocks that, as a whole, has investment characteristics similar to the S&P 500 Index, but is expected to provide a higher total return than the Index.

                          AMBAC FINANCIAL GROUP, INC.
                             SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements

(1), Continued


          (12) Vanguard REIT Index Mutual Fund

               The Vanguard REIT Index Mutual Fund is a stock index fund that seeks to provide a high level of income and moderate long-term capital growth, by seeking to match the performance of the Morgan Stanley REIT Index which measures the performance of publicly traded equity REITs.

          (13) Vanguard LifeStrategy Conservative Growth Mutual Fund

               The Vanguard LifeStrategy Conservative Growth Mutual Fund seeks to provide current income and low to moderate growth of capital. The fund invests in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to bonds and 40% to common stocks.

          (14) Vanguard LifeStrategy Growth Mutual Fund

               The Vanguard LifeStrategy Growth Mutual Fund seeks to provide growth of capital and some current income. The fund invests in other Vanguard mutual funds to a fixed formula that typically results in an allocation of about 80% of assets to common stocks and 20% to bonds.

          (15) Vanguard LifeStrategy Moderate Growth Mutual Fund

               The Vanguard LifeStrategy Moderate Growth Mutual Fund seeks to provide growth of capital and a low to moderate level of current income. The fund invests in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to common stocks and 40% to bonds.

          (16) Vanguard LifeStrategy Income Mutual Fund

               The Vanguard LifeStrategy Income Mutual Fund seeks to provide current income and some growth of capital. The fund invests in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% of assets to bonds and 20% to common stocks.

                          AMBAC FINANCIAL GROUP, INC.
                             SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements


(2)  Summary of Significant Accounting Policies

     The following are the more significant accounting policies followed by the
     Plan:

     (a)  Basis of Accounting and Use of Estimates

          The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and charges therein, as well as disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     (b)  Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value. Shares of registered investment companies' (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The stock fund is valued at its year-end unit closing price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     (c)  Plan Expenses

          It is Ambac's present practice to pay routine administrative, accounting, legal and investment advisory expenses of the Plan.

     (d)  Payment of Benefits

          Benefits are recorded when paid.

     (e)  New Accounting Pronouncement

          The Plan will adopt Financial Accounting Standards Board's "FAS" Statement 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by FAS 138 and related implementation guidance on January 1, 2001. This establishes accounting and reporting standards for derivative instruments and hedging activities.

                          AMBAC FINANCIAL GROUP, INC.
                            SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements


(3)  Investments

     The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                            2000          1999
                                                        -----------    ----------
          Ambac Financial Group Inc. Stock Fund         $15,177,980*   $8,661,520*
          Vanguard 500 Index Mutual Fund                  3,786,194     4,170,145
          Vanguard Asset Allocation Mutual Fund           4,693,522     5,279,248
          Vanguard U.S. Growth Mutual Fund                8,006,852     9,472,717
          Vanguard Growth & Income Mutual Fund            5,627,286     6,189,608
          Vanguard International Growth Mutual Fund       4,018,959     4,427,128

     * Include non-participant directed portion

     The net appreciation (depreciation) on investments (including gains and losses on investments bought and sold, as well as held) for the years ended December 31, 2000 and 1999 is as follows:


                                                         2000           1999
                                                     -----------     ----------
          Ambac Financial Group Inc. Stock Fund      $ 6,193,487      ($995,910)
          Mutual Funds                                (5,909,024)     3,151,518
                                                     -----------     ----------
                Total                                $   284,463     $2,155,228
                                                     ===========     ==========

                          AMBAC FINANCIAL GROUP, INC.
                            SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements

(4)  Non-participant Directed Investments

     Information about the net assets and significant components of the changes in net assets relating to the non-participant directed investments is as follows:

                                                           2000          1999
                                                        -----------   ----------
          Ambac Financial Group Inc. Stock Fund *       $15,177,980   $8,661,520
                                                        ===========   ==========


                                                                             Year Ended
                                                                          December 31, 2000
                                                                          -----------------
          Changes in Net Assets:
          Contributions                                                          $1,114,233
          Interest and dividends                                                     84,635
          Net appreciation in fair value                                          6,193,487
          Benefit payments                                                         (732,174)
          Administrative expenses                                                      (100)
          Transfers to participant-directed investments                            (143,621)
                                                                          -----------------
                                                                                 $6,516,460
                                                                          =================

          * The Ambac Financial Group, Inc. Stock Fund displayed above is for both participant / non-participant directed investments. The balance of non-participant directed net assets is not practicable to be determined.

(5)  Income Tax Status

     The Internal Revenue Service has determined and informed Ambac by a letter dated July 17, 2001 that the Plan, and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


(6)  Plan Termination

     Although it has not expressed any intention to do so, Ambac has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations, generally to provide benefits, after all expenses, to the participants and beneficiaries of the Plan.

                                                                      Schedule 1

                          Ambac Financial Group, Inc.
                            Savings Incentive Plan

       Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
                               December 31, 2000

                                                                                                                Current
                      Identity of Issuer                                             Description                 Value
---------------------------------------------------------   --------------------------------------------   ------------------
*  Ambac Financial Group, Inc. Stock Fund                   Common Stock Fund; 284,942 shares at
                                                            cost of $6,555,039                                   $15,177,980
*  Vanguard Explorer Mutual Fund                            Mutual Fund; 28,469 shares                             1,710,730
*  Vanguard Long-Term Corp. Mutual Fund                     Mutual Fund; 193,869 shares                            1,638,194
*  Vanguard Prime Money Market Mutual Fund                  Mutual Fund; 1,284,165 shares                          1,284,165
*  Vanguard 500 Index Mutual Fund                           Mutual Fund; 31,070 shares                             3,786,194
*  Vanguard Windsor II Mutual Fund                          Mutual Fund; 47,081 shares                             1,280,591
*  Vanguard Asset Allocation Mutual Fund                    Mutual Fund; 198,290 shares                            4,693,522
*  Vanguard U.S. Growth Mutual Fund                         Mutual Fund; 289,579 shares                            8,006,852
*  Vanguard International Growth Mutual Fund                Mutual Fund; 212,981 shares                            4,018,959
*  Vanguard Total Bond Market Index Mutual Fund             Mutual Fund; 24,059 shares                               239,627
*  Vanguard Growth & Income Mutual Fund                     Mutual Fund; 175,524 shares                            5,627,286
*  Vanguard LifeStrategy Conservative Growth Mutual Fund    Mutual Fund; 4 shares                                         52
*  Vanguard LifeStrategy Growth Mutual Fund                 Mutual Fund; 22,097 shares                               432,885
*  Vanguard LifeStrategy Moderate Growth Mutual Fund        Mutual Fund; 2,917 shares                                 50,287
*  Vanguard REIT Index Mutual Fund                          Mutual Fund; 10,827 shares                               125,165
                                                                                                           ------------------
                                                                                                                 $48,072,489
                                                                                                           ==================
                                                                                                                 $   921,163
                                                                                                           ==================


* Participant Loans                                           93 participants loans (Interest rate range 7% to 10.5%) *

* party-in-interest as defined by ERISA

See accompanying independent auditors' report

                                                                      Schedule 2

                          Ambac Financial Group, Inc.
                            Savings Incentive Plan

         Schedule H, Line 4 (j) - Schedule of Reportable Transactions
                         Year Ended December 31, 2000

                                                                  Number                 Number                 Cost
                                                                    of        Purchase     of     Selling        of
               Identity and Description                          purchases     price     sales     price     assets sold   Net gain
               ------------------------                         -----------  ---------- -------- ---------- ------------- ----------
Ambac Financial Group, Inc. Stock Fund   Common Stock Fund          72       $1,663,265    65    $1,340,291 $ 868,271     $ 472,020

See accompanying independent auditors' report

                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administrator the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    Ambac Financial Group, Inc.
                                    Savings Incentive Plan



Dated: August 27, 2001              By: /s/ Frank J. Bivona
                                        -------------------------------------
                                        Frank J. Bivona
                                        Vice Chairman and Chief Financial
                                        Officer


Dated: August 27, 2001              By: /s/ Gregg L. Bienstock
                                        -------------------------------------
                                        Gregg L. Bienstock
                                        Managing Director,
                                        Human Resources and Employment
                                        Counsel
                                        Plan Administrator

              Ambac Financial Group, Inc. Savings Incentive Plan

                      Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-52449) of the Ambac Financial Group, Inc. of our report dated August 24, 2001, relating to the statements of net assets available for plan benefits of Ambac Financial Group, Inc. Savings and Incentive Plan as of December 31, 2000 and 1999 and related statements of changes in net assets available for plan benefits for the years then ended and the related supplemental schedules - schedule H, line 4(i), schedule of assets (held at end of year) as of December 31, 2000 and schedule H, line 4(j), schedule of reportable transactions for the year ended December 31, 2000, which reports appear in this Form 11-K.


August 24, 2001